UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Charm Communications Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

16112R 10 1
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP NO. 16112R 101	Page 2 of 5

1.	Name of reporting persons:

I.R.S. Identification Nos. of above persons (entities only):

Value Partners Limited

2.	Check the appropriate box if a member of a group:

(a) ☐

(b) ☐

3.	SEC use only:

4.	Citizenship or place of organization:

British Virgin Islands

Number of shares beneficially owned by each reporting person with:

5.	Sole voting power: -0- (see item 4)

6.	Shared voting power: -0-

7.	Sole dispositive power: -0- (see item 4)

8.	Shared dispositive power: -0-

9.	Aggregate amount beneficially owned by each reporting person:

-0- (see item 4)

10.	Check if the aggregate amount in Row (9) excludes certain shares ☐

11.	Percent of class represented by amount in Row 9:

-0- (see item 5)

12.	Type of reporting person:

IA, FI

CUSIP NO. 16112R 101	Page 3 of 5

Item 1(a).	Name of issuer:

Charm Communications Inc.

Item 1(b).	Address of issuer’s principal executive offices:

26/F Tower A, Oreintal Media Center Tower

4 Guanghua Road, Chaoyang District

Beijing, 100026, China

Item 2(a).	Names of person filing:

Value Partners Limited

Item 2(b).	Address of principal business office:

Nexxus Building, 9th Floor, 41 Connaught Road Central, Hong Kong

Item 2(c).	Citizenship:

British Virgin Islands

Item 2(d).	Title of class of securities:

Common Stock

Item 2(e).	CUSIP No.:

16112R 10 1

Item 3.	If this statement is filed pursuant to Secs. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(e)	☒ An investment adviser in accordance with Sec. 240.13d-1(b)(1)(ii)(E);

Item 4.	Ownership

(a)	Amount beneficially owned: -0-

(b)	Percent of class: -0-%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: Value Partners Intelligent Funds-Chinese Mainland Focus Fund: -0- Hospital Authority Provident Fund Scheme: -0- Value Partners China Greenchip Fund: -0-

(ii)	Shared power to vote or to direct the vote: -0-

(iii)	Sole power to dispose or to direct the disposition of:
Value Partners Intelligent Funds-Chinese Mainland Focus Fund: -0-
Hospital Authority Provident Fund Scheme: -0-
Value Partners China Greenchip Fund: -0-

(iv)	Shared power to dispose or to direct the disposition of: -0-

CUSIP NO. 16112R 101	Page 4 of 5

Value Partners Limited (“VPL” is the Investment Manager of a number of funds and managed accounts and is deemed to be interested in voting rights in the issuer by virtue of the investment management relationship.

VPL disclaims beneficial ownership of these securities except to the extent of management fees, performance fees or other fees received from the funds and managed accounts which VPL is the Investment Manager and has discretionary investment power over the securities held by each of these funds and managed accounts.

Item 5.	Ownership of 5 percent or Less of a Class:

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 16112R 101	Page 5 of 5

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2015

VALUE PARTNERS LIMITED

By:	/s/ Vivienne Lee
Name:	Vivienne Lee
Title:	Chief Compliance Officer